Exhibit 99
                             Letter to Shareholders
                    Accompanying Annual Report on Form 10-KSB

         On behalf of the directors and employees of Cecil Bancorp, Inc. we are proud to deliver to you, our shareholders, the 2003 Annual Report. Growth best characterizes what has been occurring at our Company during the past year. Our financial strengths have grown and our market share has grown. We have also experienced growth of personnel within our Cecil Bancorp family. As a result, you were rewarded with an increase in earnings, capital and also a higher stock trading value.
         We are steadily looking forward past the positive results of 2003. Running forward into 2004, continuously focusing on building our business - constructing new branches, expanding our business banking reach, making technology enhancements, and much more. All of these efforts are aimed at enhancing future earnings.
         Our record earnings were achieved despite a mixed national economy. Several key economic conditions attributed to our success. Interest rates fell to record low levels, which caused a significant number of refinancings. New home construction was also vibrant, due to expanding pressure for housing in our market area. We accomplished an all time record volume of loan originations. The production put forth by our loan department played a critical role in our achievements. We have continued to expand this department by adding officers and staff to meet production goals and demands that satisfy the customer service goals of all.
         The gap between long term and short term interest rates was another important economic condition that contributed to earnings. The Bank's deposit rates paid fell at a faster pace that our lending rates. We continued our aggressive pricing strategy on deposits, which enabled us to increase our deposit base to $ 118,164,000 or 18% over the previous year. We offset these slightly higher rates with record high originations of commercial real estate loans, which traditionally have higher yields, and re-price at a faster pace. More importantly, our credit quality remained strong.
         Expansion of our branch network was and still is at the forefront of our strategic goals. We had special success with the launch of our Rising Sun office, opened in May of 2003. Before the end of 2004, we expect our six branch network to expand to nine.
         We intend to increase our current market share by continuing development of our newly formed Business Development department. Our growth is formidably attributable to our department head, Brian Lockhart, and his staff. We foresee this department will continue to grow in importance over the next few years, complimenting our focus to become the locally owned, independent community bank of choice.
         We spent a significant amount of dollars and time on the enhancement of technology during 2003. We expanded our operational and financial services areas as well to keep pace with our steady growth. Future planning is on going to determine how to make the best use of the properties we own and occupy.
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         During 2003, we raised additional capital to fund our growth. In addition to the increase in capital, we had an increase in earnings per share. We recently announced our first stock split as of March 15, 2004, which has driven our stock price to sustained record highs. Strong earnings, stable management and our market's growth potential have been the key factors in our success. We take pride in our Company and the many ways we influence our local economy. We currently employ 55 people in the Harford and Cecil County regions. It is time to acknowledge two whose service continues to make the difference. This past year promotions were celebrated by Brian J. Hale, to Executive Vice President and Chief Operating Officer, Sandra D. Feltman, Senior Vice President and Director of Lending. We honored many other members of our management and staff for their hard work and dedication.
         We take pride in the services that we provide to our community. We embellish the relationships that we form with customers. We pledge to grow our products, services and the value of our Company.


Mary Beyer Halsey             Charles F. Sposato
President & C.E.O.            Chairman of the Board
Cecil Bancorp, Inc.            Cecil Bancorp, Inc.